UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 3)


                               National Coal Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   632381 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Farrald Belote
                                  Arlene Belote
                             2810 Rocky Woods Drive
                               Kingwood TX, 77339

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 2 OF 6

    ------------- --------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Farrald Belote
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [ ]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   N/A

    ------------- --------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
    ------------- --------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
        NUMBER OF              7          SOLE VOTING POWER

         SHARES                           -0- (See Response to Item 5).
                               ---------- --------------------------------------
                               8          SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                          -15,574,832- (See Response to Item 5).
                               ---------- --------------------------------------
                               9          SOLE DISPOSITIVE POWER
          EACH

        REPORTING                         -0- (See Response to Item 5).
                               ---------- --------------------------------------
                               10         SHARED DISPOSITIVE POWER
         PERSON

          WITH                            -15,574,832- (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      15,574,832        (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [ ]
    ----------------- ----------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.5% (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    14                TYPE OF REPORTING PERSON*
                      IN

    ----------------- ----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 3 OF 6

    ------------- --------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Arlene Belote
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [ ]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   N/A

    ------------- --------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]

    ------------- --------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
       NUMBER OF              7          SOLE VOTING POWER

        SHARES                           -0- (See Response to Item 5).
                              ---------- ---------------------------------------
                              8          SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY                          -15,574,832- (See Response to Item 5).
                              ---------- ---------------------------------------
                              9          SOLE DISPOSITIVE POWER
         EACH

       REPORTING                         -0- (See Response to Item 5).
                              ---------- ---------------------------------------
                              10         SHARED DISPOSITIVE POWER
        PERSON

         WITH                            -15,574,832- (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      15,574,832        (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [ ]
    ----------------- ----------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.5% (See Response to Item 5).
    ----------------- ----------------------------------------------------------
    14                TYPE OF REPORTING PERSON*
                      IN

    ----------------- ----------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This amendment to Schedule 13D/A amends the Schedule 13D/A filed with the Securities and Exchange Commission on April 1, 2004 (the "13D/A").

         This  amendment  to the 13D/A  relates to the common  stock,  par value
$0.0001 per share (the "Common Stock"), of National Coal Corp., a Florida corporation, formerly known as Southern Group International, Inc. (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 319 Ebenezer Road, Knoxville, Tennessee 37923.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by Farrald Belote and Arlene Belote (the "Reporting Persons").

(b) The residence address of the Reporting Persons is 2810 Rocky Woods Drive, Kingwood, Texas 77339.

(c) Farrald Belote's present principal occupation is a Director of the Company. Arlene Belote is the spouse of Farrald Belote.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been parties to civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 30, 2004, in consideration for $10, the Reporting Persons sold to Jon Nix an option (the "Second Option") to purchase 10,574,832 shares of the Company's Common Stock held by the Reporting Persons.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person sold the Second Option to enable Jon Nix, the Company's Chief Executive Officer, President and Chairman, to potentially acquire an increased ownership interest in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons jointly directly own 15,574,832 shares of the Company's Common Stock, or approximately 35.5% of the Company's Common Stock based on a total of 43,873,549 shares of the Company's Common Stock outstanding as of April 30, 2004.

(b) The Reporting Persons share the power to vote or direct the vote and dispose or direct the disposition of 15,574,832 shares of the Company's Common Stock.

(c) Other than the sale of the Second Option reported in Item 3 above, the Reporting Persons have not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On March 4, 2004, in consideration for $10, the Reporting Persons sold to Jon Nix an option to purchase 5,000,000 shares of the Company's Common Stock held by the Reporting Persons, at an exercise price of $0.20 per share, exercisable on June 1, 2004 and expiring on March 31, 2005. The Second Option provides for the purchase of 10,574,832 shares of the Company's Common Stock, at an exercise price of $0.55 per share for the first 5,000,000 shares of the Company's Common Stock and $0.65 per share for the remaining 5,574,832 shares of the Company's Common Stock, exercisable on June 30, 2004 and expiring on July 31, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       The Joint Filing Agreement is attached hereto as EXHIBIT A.
2.       Stock  Option  Agreement,  dated June 30,  2004 is  attached  hereto as
         EXHIBIT B.
3. Stock Option Agreement, dated March 4, 2004. (Incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed by Farrald Belote and Arlene Belote on March 12, 2004)

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    July 15, 2004



                                           /s/ Farrald Belote
                                           -----------------------------
                                           Farrald Belote


                                           /s/ Arlene Belote
                                           -----------------------------
                                           Arlene Belote

                                                                       EXHIBIT A


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



Date:    July 15, 2004


                                                   /s/ Farrald Belote
                                                   -----------------------------
                                                   Farrald Belote


                                                   /s/ Arlene Belote
                                                   -----------------------------
                                                   Arlene Belote

                                                                       EXHIBIT B

                             STOCK OPTION AGREEMENT

     This Stock Option Agreement (the "Agreement"), dated as of June 30, 2004, is made by and between Farrald Belote and Arlene Belote ("Optionors") and Jon Nix ("Optionee").

     In consideration of ten dollars and no/100ths and other good and valuable consideration, Optionors hereby grant to the Optionee, its successors and assigns, the right to purchase and receive from Optionors an aggregate of 10,574,832 shares (the "Shares") of common stock of National Coal Corp. or its successors on the terms herein provided (the "Option").

     In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purposed of defining the terms and provisions of this Agreement and the Option hereby granted, Optionors and Optionee hereby agree as follows:

          1.     Terms of Exercise.
                 -----------------

     The Option granted herein may be exercised by Optionee in whole on or before 5:00 p.m. CDT on or before July 31, 2004 at $0.55 per share for the first 5,000,000 shares and at $0.65 per share for the remaining 5,574,832 shares. Optionee may exercise the Option at one time by delivering to "Escrow Agent" (identified below) $.55 for each Share (the "Exercise Price") for which Optionee is exercising the Option. Payment shall be made to Optionors by cashiers check payable to Optionors. Upon receipt by Escrow Agent of Optionee's payment, Escrow Agent shall transfer the Shares purchased upon the exercise of the Option to Optionee, or assigns.

         2.       Purchase Schedule and Pricing Conditions.
                  ----------------------------------------

     A) Duly executed certificates representing the shares shall be held by Michael A. Littman, Escrow Agent, who shall transfer the shares purchased accompanied by a Medallion Signature Guaranteed stock assignment separate from the certificate for the Shares executed in blank to Optionee or assigns upon concurrent payment of the purchase price to Optionors.

     B) Optionee must purchase the shares within the time period and at exercise price as specified in paragraph 1. Failure to exercise the purchase within the time period shall cause the option to purchase the shares to be null and void, thereafter.

     C) Optionee must simultaneously exercise his prior option to purchase 5,000,000 shares @ $.20 per share from Optionors under its terms. Such shares shall also be held in escrow pursuant to this Agreement with separate Medallion Signature Guaranteed stock assignments.

         3.       Representations, Warranties, and Covenants of Optionors.
                  -------------------------------------------------------

     Optionors hereby represent and warrant, as of the date of this Agreement and as of the date upon which Optionee exercises the Option, as follows:

     A) None of the representations or warranties made by Optionors contain any untrue statement of material fact, or omits to state any material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

     B) Optionors own all right, title, and interest to the Shares, and the Shares are and will be free and clear of any and all liens, claims, and encumbrances of any kind or nature.

         4.       Unregistered Securities.
                  -----------------------

     The Shares have not been registered under the Securities Act of 1933, as amended and are currently restricted shares.

         5. Notices. Any notice pursuant to this Agreement by Optionors or Optionee shall be in writing and shall be deemed to have been duly given if delivered personally with written receipt acknowledged or mailed by certified mail five days after mailing, return receipt requested:

         If to Optionee:

         Jon Nix
         319 Ebenezer Road
         Knoxville, TN 37923

         If to Optionors:

         Farrald Belote and
         Arlene Belote
         2810 Rocky Woods Dr.
         Kingwood, TX 77339

         Any party hereto may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

         6. All the covenants and provisions of this Agreement by or for the benefit of Optionee or Optionors shall bind and inure to the benefit of their respective successors and assigns hereunder.

         7.       Applicable Law.
                  --------------

     This Agreement shall be deemed to be a contract made under the laws of the State of Texas and for all purposes shall be construed in accordance with the laws of said state.

         8. In the event legal action is necessary to enforce this Agreement, the prevailing party shall be entitled to an award of all its reasonable attorney's fees and costs incurred in connection with enforcement of this Agreement.

         9. Nothing contained herein shall in any way modify or abrogate the option to purchase 100,000 shares of National Coal Corp. awarded to Farrold Balote as a Director in April 2004.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, all as of the day and year first above written.


OPTIONEE:                                   OPTIONORS:


/s/ Jon Nix                                  /s/ Farrald Belote
--------------------------------            -------------------------------
Jon Nix                                              Farrald Belote

                                            /s/ Arlene Belote
                                            -------------------------------
                                                     Arlene Belote


ESCROW AGENT:


_____________________
Michael A. Littman